UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

CPFL ENERGIA S.A.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)
126153105*
(CUSIP Number)

Wang Xinglei State Grid International Development Limited No. 88 West Chang’an Street, Xicheng District Beijing, 100031 China +86-10-60616621
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2019 June 28, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The CUSIP number provided is for the American Depositary Shares (as evidenced by American Depositary Receipts), each representing two (2) Common Shares, without par value.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126153105	SCHEDULE 13D/A	Page 2 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) State Grid Corporation of China
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)
This calculation is based on the 1,152,254,440 common shares, without par value (the “Common Shares”), stated to be outstanding as of June 28, 2019 in the Report of Foreign Private Issuer on Form 6-K of CPFL Energia S.A., a corporation (sociedade por ações) incorporated and existing under the laws of the Federative Republic of Brazil (the “Issuer”) furnished to the United States Securities and Exchange Commission (the “SEC”) on June 28, 2019 (the “Form 6-K”).

CUSIP No. 126153105	SCHEDULE 13D/A	Page 3 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) State Grid Overseas Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of June 28, 2019 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 4 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) State Grid International Development Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of June 28, 2019 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 5 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) State Grid Overseas Investment (Europe) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of June 28, 2019 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 6 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) State Grid International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of June 28, 2019 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 7 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Grid Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of June 28, 2019 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 8 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Top View Grid Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of June 28, 2019 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 9 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) State Grid Brazil Power Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of June 28, 2019 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 10 of 16 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ESC Energia S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 234,086,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 234,086,204
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of June 28, 2019 in the Form 6-K.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 11 of 16 Pages

(i) State Grid Corporation of China, a state-owned enterprise of the People’s Republic of China (“SGCC”), (ii) State Grid Overseas Investment Limited, a private company limited by shares organized and existing under the laws of Hong Kong (“State Grid Overseas”), (iii) State Grid International Development Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China (“SGID Co.”), (iv) State Grid Overseas Investment (Europe) Limited, a corporation organized and existing under the laws of the British Virgin Islands (“State Grid Europe Overseas”), (v) State Grid International Development Limited, a private company limited by shares organized and existing under the laws of Hong Kong (“SGID”), (vi) International Grid Holdings Limited, a corporation organized and existing under the laws of the British Virgin Islands (“International Grid Holdings”), (vii) Top View Grid Investment Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Top View Grid”), (viii) State Grid Brazil Power Participações S.A., a corporation (sociedade anônima) organized and existing under the laws of the Federative Republic of Brazil (“State Grid Brazil”) and (ix) ESC Energia S.A., a corporation (sociedade anônima) organized and existing under the laws of Brazil (“ESC,” and all of the foregoing, collectively, the “Reporting Persons”), hereby file this Amendment No. 6 (this “Amendment No. 6”) to amend and supplement the Schedule 13D filed with the SEC on January 23, 2017 (the “Original 13D”, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 17, 2017 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the SEC on July 7, 2017 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the SEC on October 31, 2017 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed with the SEC on December 1, 2017 (“Amendment No. 4”) and by Amendment No. 5 to Schedule 13D filed with the SEC on April 18, 2019 (“Amendment No. 5”), together with the Original 13D and this Amendment No. 5 and as amended hereby, the “Schedule 13D”)), with respect to the Common Shares of the Issuer. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original 13D.

Item 1.	Security and Issuer.

Item 1 is hereby supplemented as set forth below:

This Amendment No. 6 is being filed to report changes in the beneficial ownership percentage information for the Reporting Persons that have occurred since the date of Amendment No. 5 solely as a result of increases in the number of outstanding Common Shares and not due to any action by the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as set forth below:

The purpose of this Amendment No. 6 is to update the beneficial ownership percentage information for the Reporting Persons as a result of increases in the number of outstanding Common Shares of the Issuer, as described above in Item 1. As set forth in the Prospectus Supplement of the Issuer, filed pursuant to Rule 424(b)(2) on June 14, 2019 (the “Prospectus Supplement”), on the date of the Prospectus Supplement the Issuer offered and sold 116,817,126 Common Shares in a global offering (the “Equity Offering”), which consisted of an international offering to investors located in the United States and other countries outside Brazil and an offering of Common Shares in Brazil. As a result of the Equity Offering, on June 14, 2019 the number of outstanding Common Shares of the Issuer increased to 1,134,731,872 from 1,017,914,746 Common Shares reported outstanding in Amendment No. 5. The increase in the outstanding Common Shares resulting from the Equity Offering on June 14, 2019 caused the percentage of Common Shares beneficially owned by the Reporting Persons to decrease to 85.0% of Common Shares outstanding from 94.8%, the percentage previously reported in Amendment No. 5.

In addition, pursuant to the Equity Offering, the Issuer granted to the Brazilian placement agents an option to purchase up to 17,522,568 additional Common Shares from the Issuer to cover over-allotments of Common Shares (the “Over-Allotment Option”), which the Brazilian placement agents exercised on June 26, 2018, leading to a settlement on June 28, 2019. As a result of the exercise and settlement of the Over-Allotment Option, on June 28, 2019 the number of outstanding Common Shares of the Issuer increased to 1,152,254,440 from 1,134,731,872. The increase in the outstanding Common Shares resulting from the Over-Allotment Option on June 28, 2019 caused the percentage of Common Shares beneficially owned by the

CUSIP No. 126153105	SCHEDULE 13D/A	Page 12 of 16 Pages

Reporting Persons to decrease to 83.7% of Common Shares outstanding from 85.0%, the percentage beneficially owned as of the settlement of the Equity Offering.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as set forth below:

(a)-(b)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference. The Reporting Persons are in the aggregate beneficial owners of 964,521,902 Common Shares (or approximately 83.7% of the 1,152,254,440 Common Shares stated to be outstanding as of June 28, 2019 in the Form 6-K) and (i) all of the Reporting Persons except for ESC have shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, all of such Common Shares and (ii) ESC has shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, 234,086,204 of such Common Shares (or approximately 20.3% of such Common Shares).

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any Common Shares; however, because each Covered Person is a director or executive officer of one or more Reporting Persons, each Covered Person may be deemed to be the beneficial owner of the Common Shares beneficially owned by the Reporting Person(s) for which they each serve as director or executive officer. Each of the Covered Persons hereby disclaims beneficial ownership of any Common Shares and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D or that any such Covered Person is a member of a “group” for Section 13(d) purposes.

(c)	None of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Common Shares during the past 60 days.

(d)
Except as disclosed in this Schedule 13D, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6.	Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Equity Offering, on May 30, 2019, State Grid Brazil entered into a lock-up agreement (the “Lock-Up Agreement”) with Itau BBA USA Securities, Inc., Santander Investment Securities Inc., Bradesco Securities, Inc., BTG Pactual S.A. – Cayman Branch and Morgan Stanley & Co. LLC, according to which for a period of 90 days after the date of the Equity Offering, State Grid Brazil will not, subject to certain conditions, (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Issuer’s Common Shares or American Depositary Shares (“ADRs”) or any securities convertible into or exchangeable or exercisable for any of the Issuer’s Common Shares and ADSs (“Lock-Up Securities”), (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge or any other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Lock-Up Securities, whether any such transaction described in (i) or (ii) above is to be settled by delivery of the Lock-Up Securities or such other securities, in cash or otherwise, (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement or (iv) make any demand for or exercise any right with respect to, the registration of any Lock-Up Securities or any security convertible into or exercisable or exchangeable for the Lock-Up Securities.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 13 of 16 Pages

Notwithstanding the foregoing, State Grid Brazil may transfer the Lock-Up Securities: (i) to be offered pursuant to the international underwriting agreement and the Brazilian placement agreement in the Equity Offering; (ii) as a bona fide gift or gifts, provided that prior to any such transfer the recipient thereof agrees in writing to be bound by the terms of the Lock-Up Agreement and confirms that he, she or it has been in compliance with the termsof the Lock-Up Agreement; (iii) to an immediate family member or trust for the direct or indirect benefit of State Grid Brazil and/or the immediate family and/or affiliate of State Grid Brazil, provided that the transferee agrees to be bound in writing by the terms of the Lock-Up Agreement prior to such transfer and confirms that he, she or it has been in compliance with the terms of the Lock-Up Agreement, such transfer shall not involve a disposition for value, and no filing by any party (donor, donee, transferor or transferee) under the U.S. Securities Exchange Act of 1934 or otherwise shall be required or shall be voluntarily made in connection with such transfer; (iv) to any of its subsidiaries, affiliates or to any investment fund or other entity controlled or managed or under common control or management by State Grid Brazil, provided that prior to any such transfer the recipient thereof agrees in writing to be bound by the terms of the Lock-Up Agreement; (v) to any partner, member or shareholder of State Grid Brazil, provided that prior to any such transfer the recipient thereof agrees in writing to be bound by the terms of the Lock-Up Agreement; (vi) in connection with the exercise of stock options received pursuant to a duly approved stock option plan in effect as of the date of execution of the Lock-Up Agreement and disclosed in the pricing disclosure package, provided that any shares received in connection with the exercise of such stock options shall remain bound by the terms of the Lock-Up Agreement; (vii) in any transfer pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of any of the Issuer’s share capital involving a change of control of the Issuer, that has been approved by the Issuer’s board of directors, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the shares bound by the terms of the Lock-Up Agreement shall remain subject to the provisions of the Lock-Up Agreement, and provided further that “change of control” as used in the Lock-Up Agreement, shall mean a change in ownership of not less than 51% of all of our voting stock; (viii) by operation of law, such as rules of descent and distribution, statutes governing the effects of a merger or a qualified domestic order, provided that prior to any such transfer the recipient thereof agrees in writing to be bound by the terms of the Lock-Up Agreement; (ix) in connection with loans of common shares made from time to time (including as of the date of the Lock-Up Agreement) in accordance with CVM Instruction No. 441 of November 10, 2006, necessary for the conduction of stabilization activities related to the Brazilian offering; or (x) with the prior written consent of the international underwriters.

The foregoing summary of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a form of which is attached hereto as Exhibit 10 and incorporated by reference to this Amendment No. 6.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2019
STATE GRID CORPORATION OF CHINA

By:	/s/ Kou Wei
	Name:	KOU WEI
	Title:	EXECUTIVE CHAIRMAN

STATE GRID OVERSEAS INVESTMENT LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

STATE GRID OVERSEAS INVESTMENT (EUROPE) LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

STATE GRID INTERNATIONAL DEVELOPMENT CO., LTD.

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

CUSIP No. 126153105	SCHEDULE 13D/A	Page 15 of 16 Pages

STATE GRID INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

INTERNATIONAL GRID HOLDINGS LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

TOP VIEW GRID INVESTMENT LIMITED

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A.

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

ESC ENERGIA S.A.

By:	/s/ Wang Xinglei
	Name:	WANG XINGLEI
	Title:	ATTORNEY-IN-FACT

CUSIP No. 126153105	SCHEDULE 13D/A	Page 16 of 16 Pages

EXHIBIT  INDEX

Exhibit No.	Exhibit Description
1	Joint Filing Agreement, dated July 7, 2017, by the Reporting Persons.**
2	Share Purchase Agreement, dated September, 2, 2016, by and among State Grid Brazil, SGID, ESC, Camargo and each other Seller acceding thereto.*
3	Indirect Sale Notice and Accession Agreement, dated October 3, 2016, by Camargo, VBC and ESC.*
4	Seller Accession Agreement, dated October 6, 2016, by PREVI.*
5	Seller Accession Agreement, dated October 13, 2013, by the Bonaire Sellers.*
6	Deed of Termination of the Shareholders’ Agreement of CPFL Energia S.A., dated January 23, 2017, by and among ESC, PREVI, the Bonaire Shareholders and the Issuer.*
7	Power of Attorney, dated January 5, 2017, by SGID Co., SGID, International Grid Holdings, Top View Grid and State Grid Brazil.*
8	Power of Attorney, dated January 5, 2017, by State Grid Overseas and State Grid Europe Overseas.*
9	Power of Attorney, dated June 30, 2017, by ESC.**
10
Form of Lock-Up Agreement, dated May 30, 2019, by and among State Grid Brazil and Itau BBA USA Securities, Inc., Santander Investment Securities Inc., Bradesco Securities, Inc., BTG Pactual S.A. – Cayman Branch and Morgan Stanley & Co. LLC

*	Filed with the Original 13D on February 1, 2017.
**	Filed with the Amendment No. 2 on July 7, 2017.